OFFICER’S CERTIFICATE

I, William D. King, do hereby certify that:

1.             I am the duly elected and acting Chairman of Aviation Distributions, Inc. (the “Company”).

2.             As of the date hereof, the Common Stock of the Company, par value $0.01 per share, is held of record by (i) less than 300 persons or (ii) less than 500 persons and the total assets of the Company have not exceeded $10,000,000 on the last day of each of the Company’s most recent three fiscal years.  I understand that “held of record” and “total assets” for purposes of this certification shall have the meanings ascribed to them in Rule 12g5-1 and Rule 12g5-2 of the Securities Exchange Act of 1934, respectively.

IN WITNESS WHEREOF,  the undersigned has executed this Certificate as of March 21, 2002.

/s/ William D. King
Name: William D. King
Title: Chairman